OPPENHEIMER NAVELLIER OVERALL A-100 REVENUE ETF-
      EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

      On November 24, 2015, following an adjournment from a shareholder meeting held on November 13, 2015, a meeting of Oppenheimer Navellier Overall A-100 Revenue ETF (the "Fund") was held at which Proposal 1, a new Investment Advisory Agreement between Oppenheimer Revenue Weighted ETF Trust (the "Trust"), on behalf of the Fund, was approved as described in the Fund's Proxy Statement dated October 2, 2015. Also at the meeting the Trustees identified below were elected to the Fund. The following is a report of the votes cast:

Proposal 1:  To approve a new Investment Advisory Agreement


               For     Against   Abstain
              63,097     314     1,396

Proposal 2:  To elect Trustees

      Nominee/Proposal          For      Withheld
      Trustees
      Sam Freedman              80,521    2,296
      Jon S. Fossel            80,321     2,496
      Richard F. Grabish       80,521    2,296
      Beverly L. Hamilton      80,458     2,359
      Victoria J. Herget       80,458     2,359
      Robert J. Malone          80,521     2,296
      F. William Marshall, Jr.   80,521   2,296
      Karen L. Stuckey          80,458     2,359
      James D. Vaughn           80,521     2,296
      Arthur P. Steinmetz       80,521     2,296